Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

陸 金 所 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

EXEMPTION UNDER RULE 13.46(2) OF THE LISTING RULES REGARDING 2022 ANNUAL REPORT

This announcement is issued pursuant to Note 4 to Rule 13.46(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Reference is made to the section headed “Summary — Rule 13.46(2) of the Listing Rules” in the listing document of Lufax Holding Ltd (the “Company”) dated April 11, 2023 (the “Listing Document”). Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Listing Document.

Rule 13.46(2) of the Listing Rules requires an overseas issuer to send an annual report or a summary financial report within four months after the end of the financial year to which the report relates (the “Annual Report Requirement”). Pursuant to Note 4 to Rule 13.46(2) of the Listing Rules, the Annual Report Requirement is not applicable to the Company in respect of the year ended December 31, 2022 as (i) the Company has included in the Listing Document the financial information required under Appendix 16 of the Listing Rules in relation to annual report in respect of the year ended December 31, 2022; (ii) the Company will not be in breach of its constitutional documents or laws and regulations of Cayman Islands or other regulatory requirements regarding its obligation to publish and distribute annual reports and accounts; and (iii) the Company has included in the Listing Document a statement as to whether it complies with the Corporate Governance Code in Appendix 14 to the Listing Rules and if not, the considered reasons for the deviation and explain how good corporate governance was achieved by means other than strict compliance with the code provision of the Corporate Governance Code.

As such, the Company hereby announces that it will not, for the purpose of Rule 13.46(2) of the Listing Rules, separately prepare and send an annual report to the Shareholders for the year ended December 31, 2022. Shareholders and potential investors of the Company are reminded that the financial results for the year ended December 31, 2022 were included in the Listing Document which is available for viewing on the website of the Hong Kong Stock Exchange at (http://www. hkexnews.hk/) and our website at (ir.lufaxholding.com).

By order of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, April 28, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yong Suk Cho, Mr. Gregory Dean Gibb as the executive directors, Mr. Guangheng Ji, Ms. Xin Fu and Mr. Yuqiang Huang as the non-executive directors and, Mr. Rusheng Yang, Mr. Weidong Li, Mr. Xudong Zhang and Mr. David Xianglin Li as the independent non-executive directors.

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